Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	March 31, 2022	March 31, 2021
Continuing operations
Revenues	6	87,453	40,256
Cost of services	6	(43,899)	(16,989)
Gross profit		43,554	23,267
Technology and development expenses	7	(1,406)	(520)
Sales and marketing expenses	8	(2,844)	(1,042)
General and administrative expenses	8	(10,294)	(5,762)
Impairment gain/(loss) on financial assets	14	75	(54)
Other operating gain		—	2,896
Operating profit		29,085	18,785
Finance income		6	18
Finance costs		(1,299)	(463)
Inflation adjustment		(306)	(34)
Other results		(1,599)	(479)
Profit before income tax		27,486	18,306
Income tax expense	11	(1,213)	(1,379)
Profit for the period		26,273	16,927
Profit attributable to:
Owners of the Group		26,292	16,920
Non-controlling interest		(19)	7
Profit for the period		26,273	16,927
Earnings per share
Basic Earnings per share	12	0.09	0.06
Diluted Earnings per share	12	0.08	0.06
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		1,162	212
Other comprehensive income for the period, net of tax		1,162	212
Total comprehensive income for the period		27,435	17,139
Total comprehensive income for the period is attributable to:
Owners of the Group		27,454	17,123
Non-controlling interest		(19)	16
Total comprehensive income for the period		27,435	17,139

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	March 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	13	410,064	336,197
Financial assets at fair value through profit or loss		1,286	1,004
Trade and other receivables	14	217,191	190,966
Other assets	15	1,188	1,339
Total Current Assets		629,729	529,506
Non-Current Assets
Deferred tax assets		578	133
Property, plant and equipment		2,377	2,485
Right-of-use assets		3,799	3,915
Intangible assets	16	48,056	46,969
Total Non-Current Assets		54,810	53,502
TOTAL ASSETS		684,539	583,008
LIABILITIES
Current Liabilities
Trade and other payables	17	346,776	277,160
Borrowings		6,077	5,014
Lease liabilities		502	502
Tax liabilities	18	13,568	13,126
Derivative financial instruments	19	1,121	221
Provisions	20	1,759	1,710
Contingent consideration liability		665	665
Total Current Liabilities		370,468	298,398
Non-Current Liabilities
Deferred tax liabilities		576	883
Lease liabilities		3,367	3,426
Total Non-Current Liabilities		3,943	4,309
TOTAL LIABILITIES		374,411	302,707
EQUITY
Share Capital	12	590	590
Share Premium	12	157,750	157,151
Capital Reserve	12	14,534	12,741
Other Reserves	12	1,466	(30)
Retained earnings	12	135,825	109,867
Total Equity Attributable to owners of the Group		310,165	280,319
Non-controlling interest		(37)	(18)
TOTAL EQUITY		310,128	280,301

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the period
Profit of the period		—	—	—	—	26,292	26,292	(19)	26,273
Exchange difference on translation on foreign operations		—	—	—	1,496	(334)	1,162	—	1,162
Total Comprehensive Income for the period		—	—	—	1,496	25,958	27,454	(19)	27,435
Transactions with Group owners in their capacity as owners
Share-options exercise	12	—	599	(241)	—	—	358	—	358
Forfeitures	12	—	—	(73)	—	—	(73)	—	(73)
Share-based payments	9	—	—	2,107	—	—	2,107	—	2,107
Transactions with Group owners in their capacity as owners		—	599	1,793	—	—	2,392	—	2,392
Balance as of March 31st, 2022		590	157,750	14,534	1,466	135,825	310,165	(37)	310,128
Balance as of January 1st, 2021		602	—	12,582	119	31,749	45,052	(4)	45,048
Comprehensive Income for the period
Profit of the period		—	—	—	—	16,920	16,920	7	16,927
Exchange difference on translation on foreign operations		—	—	—	160	43	203	9	212
Total Comprehensive Income for the period		—	—	—	160	16,963	17,123	16	17,139
Transactions with Group owners in their capacity as owners
Issue of ordinary shares	12	26	46,314		—	—	46,340	—	46,340
Share-options exercise	12	—	3,221	(3,221)	—	—	—	—	—
Share-based payments	9	—	—	565	—	—	565	(163)	402
Transactions with Group owners in their capacity as owners		26	49,535	(2,656)	—	—	46,905	(163)	46,742
Balance as of March 31st, 2021		628	49,535	9,926	279	48,712	109,080	(151)	108,929

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	March 31, 2022	March 31, 2021
Cash flows from operating activities
Profit before income tax		27,486	18,306
Adjustments:
Interest income from financial instruments		(6)	(26)
Interest charges for lease liabilities		163	3
Other finance expense		1,136	460
Amortization of Intangible assets	10	1,422	427
Depreciation of Property, plant and equipment	10	188	51
Amortization of Right-of-use asset	10	113	37
Revenue reduction related to prepaid assets	15	158	50
Share-based payment expense, net of forfeitures	9	2,034	565
Net exchange differences		1,490	174
Fair value gain on financial assets at fair value through profit or loss		—	8
Other operating gain	19	—	(2,896)
Net Impairment (gain)/loss on financial assets	14	(75)	54
		34,109	17,213
Changes in working capital
Increase in Trade and other receivables	14	(26,200)	(20,062)
Increase in Other assets	15	(141)	(469)
Increase in Trade and other payables	17	69,616	7,558
Decrease in Tax Liabilities	18	(200)	(171)
Increase/(decrease) in Provisions	20	49	(33)
Cash from operating activities		77,233	4,036
Income tax paid	12	(1,323)	(641)
Net cash from operating activities		75,910	3,395
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(80)	(435)
Additions of Intangible assets	16	(2,509)	(1,215)
Advance Payment for Assets acquisition		—	(38,670)
Net collections of financial assets at FVPL		618	7,050
Interest collected from financial instruments		6	26
Net cash used in investing activities		(1,965)	(33,244)
Cash flows from financing activities
Proceeds from issuance of shares	12	—	46,340
Proceeds from transaction between shareholders		—	149,411
Increase in Restricted cash		—	(149,411)
Share-options exercise		358	—
Interest payments on lease liability		(163)	(3)
Principal payments on lease liability		(92)	(49)
Other finance expense paid		(37)	(460)
Net cash provided by financing activities		66	45,828
Net increase in cash flow		74,011	15,979
Cash and cash equivalents at the beginning of the period		336,197	111,733
Effects of exchange rate changes on cash and cash equivalents		(144)	(211)
Cash and cash equivalents at the end of the period		410,064	127,501

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At March 31, 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes online payment transactions, enabling enterprise merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of this Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 37.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/ repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These consolidated condensed interim financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and are licensed, as applicable, in 37 in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fourth Anti-Money Laundering Directive (Directive 2015/849/EU, “MLD4”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

1.2. Significant events during the period

a)
Filing of Form 20-F

On May 2, 2022, the Group filed its annual report on Form 20-F as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020, and 2019.

b)
Collateralized Credit Facility

On March 3, 2022, DLocal Group Limited (the “Borrower”) entered into a Credit Agreement (the “Agreement”) with Bank J. Safra Sarasin (Gibraltar) Ltd, acting through its London Branch (the “Bank”), pursuant to which the Bank grants a facility to the Borrower of a maximum amount of a total of U$S 4,000 (the “Credit Facility”). The Borrower may utilize the Credit Facility for options and futures transactions as well as structured products subject to margin requirements.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the three-month periods ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the three-month periods ended March 31, 2022 were authorized for issuance by the dLocal’s Board of Directors on May 17, 2022.

2.2. Share-based payments

During the three-month period ended March 31, 2022 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	March 31, 2022		December 31, 2021 *
	Average		Average
	exercise price		exercise price
	per share		per share
	option	Number of	option	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	1.16	4,032,345	1.22	17,361,000
Granted during the period	29.56	263,622	3.69	2,371,345
Exercised during the period	3.17	(113,000)	2.03	(15,685,000)
Forfeited during the period	5.94	(21,912)	4.15	(15,000)
At the end of the period	5.13	4,161,055	1.16	4,032,345
Vested and exercisable at the end of the period	2.00	641,688	3.54	486,750

* Retroactively adjusted to reflect the effect of the stock split described in Note 1 to the Annual Financial Statements for the year ended December 31, 2021.

No options expired during the periods covered by the above table.

Share options and restricted share units outstanding at the end of the period have the following expiry dates and exercise prices:

Grant date	Vesting period	Expiry date	Exercise price (U.S. Dollars per A Share)	Share options and RSUs March 31, 2022		Share options and RSUs December 31, 2021 *
August 1st, 2018	3 years	August 1st, 2021	0.74	90,500		90,500
October 1st, 2019	3 years	October 1st, 2022	2.18	77,000		90,000
August 24th, 2020	5 years	August 24th, 2025	3.30	735,000		835,000
November 15th, 2020	4 years	November 15th, 2024	4.15	135,000		135,000
November 23rd, 2020	5 years	November 23rd, 2025	3.88	525,500		525,500
January 1st, 2021	5 years	January 1st, 2026	3.88	210,000		210,000
March 1st, 2021	1 year	March 1st, 2022	0.002	5,500	**	5,500	**
March 2nd, 2021	5 years	March 2nd, 2026	7.44	10,000		10,000
March 11th, 2021	5 years	March 11th, 2026	0.002	1,031,000		1,031,000	**
March 11th, 2021	5 years	March 11th, 2026	7.44	36,000		36,000
March 12nd, 2021	5 years	March 12nd, 2026	7.44	7,000		7,000
March 15th, 2021	5 years	March 15th, 2026	7.44	—		7,500
March 29th, 2021	5 years	March 29th, 2026	7.44	—		10,000
May 11th, 2021	5 years	May 11th, 2026	7.44	927,500		927,500
May 11th, 2021	3 years	May 11th, 2024	0.002	22,500	**	22,500	**
May 18th, 2021	5 years	May 18th, 2026	16.17	10,000		10,000
December 9th, 2021	5 years	December 9th, 2026	0.002	75,833	**	79,345	**
February 21st, 2022	5 years	February 21st, 2027	0.002	6,604	**	—
March 16th, 2022	5 years	March 16th, 2027	30.47	20,000		—
March 16th, 2022	5 years	March 16th, 2027	30.47	180,862		—
March 28th, 2022	5 years	March 28th, 2027	30.27	55,256		—
Total				4,161,055		4,032,345

Weighted average remaining contractual life of restricted share units and share options outstanding at end of the year				3.71 years		4.24 years

* Retroactively adjusted to reflect the effect of the stock split described in Note 1 to the Annual Financial Statements for the year ended December 31, 2021. ** It corresponds to Restricted Share Units (RSUs) granted.

2.3. New accounting pronouncements

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2022.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated financial statements of the Group include the following subsidiaries:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	March 31, 2022	December 31, 2021
Dlocal Group Limited	Malta	Holding Company	100%	100%
Dlocal Limited	Malta	Payments provider	99.999%	99.999%
Dlocal Markets Limited	Malta	Holding Company	100%	100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%	-
Dlocal LLP	United Kingdom	Payments provider	99.999%	99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.99%	99.99%
Dlocal Inc.	United States of America	Holding Company	100%	100%
Dlocal PTE Limited	Singapore	Holding Company	100%	100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%	100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%	100%
Dlocal Israel Limited	Israel	Service provider	100%	100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%	100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%	100%
Dlocal Brasil Holding Financeira	Brazil	Holding Company	100%	100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%	-
Dlocal Argentina S.A.	Argentina	Collection agent	100%	100%
Demerge Argentina S.A.	Argentina	Service provider	100%	100%
Dlocal Services Arg S.A.	Argentina	Service provider	100%	100%
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.999%	99.999%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.999%	99.999%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%	100%
Dlocal Chile SPA	Chile	Collection agent	100%	100%
Demerge Chile SPA	Chile	Collection agent	100%	100%
Pagos y Servicios Limitada	Chile	Collection agent	99%	100%
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%	100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%	100%
W-Collect S.A.S.	Colombia	Collection agent	100%	100%
BH Collect S.A.S.	Colombia	Collection agent	100%	100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%	-
Demerge Peru S.A.C.	Peru	Collection agent	99%	99%
Depansum Solutions Private Limited	India	Collection agent	99%	99%
Dlocal India Pvt Limited	India	Collection agent	99.99%	99.99%
Guisol Solutions Private Limited	India	Collection agent	100.00%	-
Demerege Ecuador S.A. (1)	Ecuador	Collection agent	0.15%	0.15%
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%	100%
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%	100%
Dlocal Egypt LLC	Egypt	Collection agent	100%	100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%	100%

Demerge Nigeria Limited	Nigeria	Collection agent	100%	100%
Dlocal Panama S.A.	Panama	Collection agent	100%	100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%	100%
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%	99.99%
Depansum PTY Limited	South Africa	Collection agent	100%	100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%	-
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%	-
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%	-
Demerge Japan Ltd	Japan	Collection agent	66%	-
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100%	-
Demerge (Thailand) Co. LTD	Thailand	Collection agent	49%	-

(1) Although Dlocal is the owner of 0.15% of Demerege Ecuador S.A., the Group controls its operations according to the guidelines in IFRS 10.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”) and the President of Dlocal Limited.

The Executive Team evaluates the Group’s financial information and resources and assesses the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 35 countries, where the merchants´ customers are based.

Based on the region where payments from/to such customers are processed this is the revenue breakdown:

	March 31, 2022	YoY%	March 31, 2021
LatAm [1]	77,608	116.0%	35,923
Asia and Africa	9,845	127.2%	4,333
Revenues [2]	87,453	117.2%	40,256

Revenue with large customers

During the three-month period ended March 31, 2022 the Group operated with more than 475 merchants (more than 300 merchants in the period ended March 31, 2021).

For the three-month period ended March 31, 2022, the Group’s revenue from its top 10 merchants represented 54.0% of revenue (62% of revenue for the three-month period ended March 31, 2021). For the three-month period ended March 31, 2022 there are no customers (one for the three-month period ended March 31, 2021) that on an individual level accounted for more than 10% of the total revenue.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative financial instruments carried at fair value through profit or loss, impairment gain/loss on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses and inflation adjustment. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Statements of Comprehensive Income as follows:

	Note	March 31, 2022	March 31, 2021
Profit for the period		26,273	16,927
Income tax expense	11	1,213	1,379
Inflation adjustment		306	34
Interest charges on leases		163	3
Interest income from financial assets at FVPL		(6)	(26)
Fair value losses / (gains) on financial assets at FVPL		—	8
Other operating (gain) / loss	19	—	(2,896)
Other finance expense		1,136	460
Impairment loss / (gain) on financial assets	14	(75)	54
Depreciation and amortization	10	1,723	515
Secondary offering expenses (i)	8	89	705
Transaction costs (ii)	8	—	113
Share-based payment non-cash charges, net of forfeitures	9	2,034	565
Adjusted EBITDA		32,856	17,841

Revenues	6	87,453	40,256
Adjusted EBITDA		32,856	17,841
Adjusted EBITDA Margin		37.6%	44.3%

(i)
Corresponds to expenses assumed by dLocal in relation to the secondary offering of its shares occurred in 2021.
(ii)
Corresponds to costs related to the acquisition of assets of Primeiropay as more fully explained in Note 20 to the Annual Financial Statements for the year ended December 31, 2021.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	March 31, 2022	March 31, 2021
Transaction revenues (i)	84,736	38,519
Other revenues (ii)	2,717	1,737
Revenues from payment processing (iii)	87,453	40,256
Cost of services	(43,899)	(16,989)
Gross profit	43,554	23,267

(i)
Transaction revenues are comprised of transaction fees, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange service fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, installment fee, minimum monthly fees, chargebacks fees, refunds fees and small transfer fees.
(iii)
In 2022 revenues include an amortization charge of USD 158 (USD 50 for the three-month period ended March 31, 2021) related to prepaid assets, as detailed in Note 15: Other assets.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the three-month periods ended March 31, 2022 and 2021.

(c) Cost of services

Cost of services are composed of the following:

	March 31, 2022	March 31, 2021
Processing costs (i) (1)	41,793	15,966
Hosting expenses (ii)	927	474
Salaries and wages (iii)	281	122
Amortization of intangible assets (iv)	898	427
Cost of services	43,899	16,989

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, they also could be a fixed fee and are related to payment processing, cash advances, and installment payments. Costs vary from one institution to another and usually depends on the settlement period contracted with each such institution and the payment method used.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 16: Intangible Assets.

(1)
For the three-month period ended March 31, 2022, the amount includes foreign exchange losses and broker’s costs of USD 3,103 on the processed volume between the processing date and the expatriation or repatriation of funds date (USD 1,229 for the three-month period ended March 31, 2021).

7. Technology and development expenses

Technology and development expenses are composed of the following:

	March 31, 2022	March 31, 2021
Salaries and wages (i)	824	191
Software licenses (ii)	158	87
Infrastructure expenses (iii)	308	141
Information and technology security expenses (iv)	37	32
Other technology expenses	79	69
Total Technology and development expenses	1,406	520

(i)
Consist primarily of FTEs compensation related to technology related roles. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

Sales and marketing expenses	March 31, 2022	March 31, 2021
Salaries and wages (i)	2,262	932
Marketing expenses (ii)	582	110
Total Sales and marketing expenses	2,844	1,042

General and administrative expenses	March 31, 2022	March 31, 2021
Salaries and wages (iii)	5,580	3,556
Third-party services (iv)	2,180	1,391
Office expenses (v)	666	288
Travel and other operating expenses	1,043	439
Amortization and depreciation (vi)	825	88
Total General and administrative expenses	10,294	5,762

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to the distribution and production of marketing and advertising, public relations expenses, commissions to third-party sales force and partners and expenses incurred in relation to trade marketing at events.
(iii)
Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the three-month period ended March 31, 2021, also include USD 705 of Secondary offering expenses and USD 113 of Transaction costs.
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets as well as depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

9. Employee Benefits

As of March 31, 2022, the Group’s FTEs were 562 (365 as of March 31, 2021) where 42% corresponded to information technology and product engineers and related roles (45% for the three-month period ended March 31, 2021).

Employee benefits is composed of the following:

	March 31, 2022	March 31, 2021
Salaries, wages and contractor fees (i)	9,346	5,384
Share-based payments (ii)	2,034	565
Total employee benefits	11,380	5,949

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 2,433 in the three-month period ended March 31, 2022 (USD 1,148 in the three-month period ended March 31, 2021) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	March 31, 2022	March 31, 2021
Amortization of intangible assets	1,422	427
Right-of-use asset amortization	113	37
Depreciation of Property, plant & equipment	188	51
Total Amortization and Depreciation	1,723	515

For further information related to amortization of intangible assets refer to Note 16: Intangible Assets.

11. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the three-month period ended March 31, 2022 is 4.4%, compared to 7.5% for the three-month period ended March 31, 2021.

The income tax charge recognized in profit and losses is the following:

Current Income Tax	March 31, 2022	March 31, 2021
Current Income Tax on profits for the period	(1,965)	(1,137)
Total Current Income Tax expense	(1,965)	(1,137)

Deferred income tax	March 31, 2022	March 31, 2021
Increase/(decrease) in deferred income tax assets	445	(79)
Decrease/(increase) in deferred income tax liabilities	307	(163)
Total Deferred income tax benefit/(expense)	752	(242)
Income Tax expense	(1,213)	(1,379)

12. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	March 31, 2022			March 31, 2021 *
	Amount	USD		Amount		USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000		—	—	—
Class B common shares	250,000,000	500		—		—
Undesignated shares	250,000,000	500		—	—	—
Authorized Shares of USD 1.1211 USD each **
Common shares	—	—		618,363		693
	1,500,000,000	3,000		618,363		693
Issued and Fully Paid Up Shares of USD 0.002 each *
Class A Common Shares	134,167,192	268		268,598,000		602
Class B Common Shares	160,974,249	322		—		—
	295,141,441	590		268,598,000		602
Share Capital evolution
Share Capital as at January 1	295,028,441	590		268,598,000		602
i) Issue of common shares at USD 0.002	113,000	—	***	—		—
Share capital as of March 31	295,141,441	590		268,598,000		602

* Retroactively adjusted to reflect the effect of the stock split (Note 1 to the Annual Consolidated Financial Statements for the year ended December 31, 2021).

** Amounts do not reflect the effect of the stock split explained in Note 1 to the Annual Consolidated Financial Statements for the year ended December 31, 2021.

*** Amount is rounded to the nearest thousand and should not be interpreted as zero.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the three-month period ended March 31, 2022 dLocal issued 113,000 new Class A Common Shares receiving total proceeds of USD 358, related to the exercise of share-options.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2022	2021
Balances as of January 1	12,741	12,582
Share-options exercise (i)	(241)	(3,221)
Share-based payments charges	2,107	565
Forfeitures	(73)	—
Balance as at March 31	14,534	9,926

(i)
During the three-month period ended March 31, 2022, a total of 113,000 share-options under the share-based payments plan were exercised. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2022	2021
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(30)	119
Movement of other reserves	1,496	160
Balance as at March 31	1,466	279

(d) Retained Earnings

Movements in retained earnings were as follows:

	2022	2021
Balance as at January 1	109,867	31,749
Comprehensive income for the period	25,958	16,963
Balance as at March 31	135,825	48,712

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the three-months periods ended March 31, 2022 and 2021.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	March 31, 2022	March 31, 2021 *
Profit attributable to common shareholders (U.S. Dollars)	26,291,715	16,919,575
Weighted average number of common shares	295,044,763	271,140,500
Adjustments for calculation of diluted earnings per share(1)	18,144,357	22,954,000
Weighted average number of common shares for calculating diluted earnings per share	313,189,120	294,094,500
Basic earnings per share	0.09	0.06
Diluted earnings per share	0.08	0.06

* Retroactively adjusted to reflect the effect of the stock split (Note 1 to the Annual Consolidated Financial Statements for the year ended December 31, 2021)

1 For the three-month period ended March 31, 2022, the adjustment corresponds to the dilutive effect of i) 14,924,873 average shares related to share-based payment warrants; and ii) 3,219,484 average shares related to share-based payment plans with employees (15,676,000 and 7,278,000 respectively for the three-month period ended March 31, 2021).

13. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	March 31, 2022	December 31, 2021
Own Balances	251,844	227,913
Merchant Clients Funds	158,220	108,284
	410,064	336,197

As of March 31, 2022, USD 410,064 (USD 336,197 on December 31, 2021) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees.

14. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	March 31, 2022	December 31, 2021
Trade receivables	197,095	179,199
Loss allowance	(247)	(322)
Trade receivables net	196,848	178,877
Advances and other receivables	20,343	12,089
	217,191	190,966

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2022	2021
Opening book value as at January 1	(322)	(341)
Decrease/(increase) in loss allowance for trade receivables	75	(54)
Total as at March 31	(247)	(395)
Net impairment gain/(loss) on financial assets	75	(54)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of March 31, 2022 and December 31, 2021 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 36 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.3% for the three-month period ended March 31, 2022 (0.5% in the three-month period ended March 31, 2021).

15. Other Assets

Other assets are composed of the following:

Current	March 31, 2022	December 31, 2021
Money held in escrow for: (i)	221	211
-Requirements for other processors	90	80
-Credit card requirements	131	131
Rental guarantees	560	561
Prepaid assets (ii)	407	567
Total current Other Assets	1,188	1,339

(i)
Comprises money held in escrow in order to constitute a fund required by processors.
(ii)
In 2020 the Group signed with a Merchant a letter of agreement (the “Agreement”) where the Group agreed to pay USD 400 to the Merchant in exchange of a minimum amount of revenue in the period between August 24th, 2020 and September 30th, 2022. During the three-month period ended March 31, 2022 and 2021, this asset was reduced in USD 158 and USD 50, respectively, and accounted for as a reduction of revenues. Additionally, the Group signed an agreement with another Merchant where the Group agreed to pay USD 360 to the Merchant in exchange of a minimum amount of revenue during 2021 and for being retained as the provider of at least the 90% of the transacted volume in all markets where dLocal offers a complete payment solution in the same. Such agreement was already paid in 2021 and included within “Prepaid Assets”.

16. Intangible Assets

Intangible assets of the Group correspond to acquired software as well as to capitalized expenses related to internally generated software and are stated at cost less accumulated amortization.

	2022			2021
At January 1, 2020	Internally generated software	Acquired intangible assets (ii)	Total	Internally generated software
Cost	12,387	39,335	51,722	4,989
Accumulated amortization	(3,179)	(1,574)	(4,753)	(836)
Opening book value as at January 1	9,208	37,761	46,969	4,153
Additions (i)	2,509	—	2,509	1,215
Amortization of the period	(898)	(524)	(1,422)	(427)
Total as at March 31	10,819	37,237	48,056	4,941
Cost	14,896	39,335	54,231	6,204
Accumulated amortization	(4,077)	(2,098)	(6,175)	(1,263)

(i) The additions of the three-month period ended March 31, 2022 include USD 2,433 related to capitalized salaries and wages (USD 1,148 as of March 31, 2021).

	As of March 31, 2022	As of December 31, 2021
Cost	54,231	51,722
Accumulated amortization	(6,175)	(4,753)
Net book amount	48,056	46,969

As of March 31, 2022 , and December 31, 2021 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

17. Trade and other payables

Trade and Other Payables are composed of the following:

	March 31, 2022	December 31, 2021
Trade Payables	334,621	269,227
Accrued Liabilities	3,958	3,173
Other Payables	8,197	4,760
Total Trade and other payables	346,776	277,160

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

18. Tax Liabilities

The tax liabilities breakdown is as follows:

	March 31, 2022	December 31, 2021
Income tax payable	2,582	1,940
Other tax liabilities	10,986	11,186
Income tax perception (RG 4815) (1)	7,920	7,490
Digital services withholding VAT	2,051	2,796
Other Taxes	1,015	900
Total Tax Liabilities	13,568	13,126

19. Derivative financial instruments

Other derivative financial instruments

During the three-month period ended March 31, 2022 and the year-ended December 31, 2021, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Outstanding notional amount in USD as of March 31, 2022	Outstanding balance as of March 31, 2022 - Derivative financial liabilities	Outstanding notional amount in USD as of December 31, 2021	Outstanding balance as of December 31, 2021 - Derivative financial liabilities
Non-delivery forwards (1)	Buy USD	Brazilian Reais	15,185,610	(573)	5,500,000	(152)
Non-delivery forwards (1)	Sell USD	Brazilian Reais	5,400,000	(15)	—	—
Non-delivery forwards (1)	Buy USD	Argentine Peso	5,000,000	—	2,500,000	—
Delivery forwards (1)(2)	Buy USD	Chilean Peso	12,920,450	—	12,391,928	(8)
Delivery forwards (1)	Buy USD	Uruguayan Peso	1,963,678	(90)	—	—
Non-delivery forwards	Buy USD	Egyptian Pound	2,258,749	(36)	—	—
Non-delivery forwards	Buy EUR	Moroccan Dirham	3,700,159	(19)	—	—
Non-delivery forwards	Buy USD	Nigerian naira	16,021,270	(108)	—	—
Non-delivery forwards	Buy USD	Indian Rupee	4,000,000	(36)	1,000,000	(14)
Non-delivery forwards (1)	Buy USD	South African Rand	8,921,781	(244)	4,000,000	(47)
Total				(1,121)		(221)

(1) During the three-month period ended March 31, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso and South African Rand subject to foreign exchange exposure using delivery and non-delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument. During the three months ended March 31, 2022, dLocal recognized a net loss of USD 2,567 included in the line item "Costs of services" and a net loss of USD 1,166 included in the line item "Finance costs".

(2) During the last quarter of the year-ended December 31, 2021, dLocal entered into hedge operations of trade and other receivables in Chilean Peso subject to foreign exchange exposure using the delivery forward contracts. The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9.

Option to purchase common shares

As of the beginning of the three-month period ended March 31, 2021, DLocal Limited had an option agreement in place with one shareholder (“Investor”), pursuant to which the Investor had outstanding options to purchase up to 18,068,000 common shares from certain existing shareholders, or by direct issuance of Company shares, which could be exercised by the Investor on or before December 16, 2021.

On March 3, 2021, the investor exercised the right to purchase 18,068,000 Class A Ordinary shares in DLocal Group Limited, by acquiring them from other existing shareholders, without being required the issuance of new shares by dLocal. In this sense, as of March 3, 2021 the obligations of dLocal under this agreement have ceased.

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Condensed Interim Statements of Comprehensive Income for the three-month period ended March 31, 2021.

20. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2022	2021
Carrying amount as at January 1	1,710	1,393
Increase/(reversal) to labor provision	49	(33)
Carrying amount as at March 31	1,759	1,360

21. Related parties

(a) Related Party Transactions

Related party transactions are linked to the options agreement that is reflected presented in Note 19 of these financial statement.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analysed as follows:

	March 31, 2022	March 31, 2021
Short-term employee benefits – Salaries and wages	436	522
Long-term employee benefits – Share-based payment	2,034	565
	2,470	1,087

(c) Transactions with other related parties

The following transactions occurred with related parties:

	March 31, 2022	March 31, 2021
Transactions with merchants – Revenues	311	382
Transactions with preferred suppliers (Collection agents) – Costs	(251)	(116)

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2022	December 31, 2021
Transactions with merchants – accounts payable	(1,393)	(622)
Transactions with preferred suppliers (Collection agents) – accounts payable	(149)	(125)
Transactions with preferred suppliers (Collection agents) – accounts receivable	8,493	6,058

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

22. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended March 31, 2022 and December 31, 2021, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

March 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,286	—	1,286	1,286	—	—
Other Assets	—	1,188	1,188	—	—	—
Trade and Other Receivables	—	217,191	217,191	—	—	—
Cash and Cash Equivalents	—	410,064	410,064	—	—	—
	1,286	628,443	629,729	1,286	—	—

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,004	—	1,004	1,004	—	—
Other Assets	—	1,339	1,339	—	—	—
Trade and Other Receivables	—	190,966	190,966	—	—	—
Cash and Cash Equivalents	—	336,197	336,197	—	—	—
	1,004	528,502	529,506	1,004	—	—

March 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(346,776)	(346,776)	—	—	—
Financial liabilities	—	(6,077)	(6,077)	—	—	—
Derivative financial instruments	(1,121)	—	(1,121)	—	(1,121)	—
Contingent consideration liability	(665)	—	(665)	—	—	(665)
	(1,786)	(352,853)	(354,639)	—	(1,121)	(665)

December 31, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(277,160)	(277,160)	—	—	—
Financial liabilities	—	(5,014)	(5,014)	—	—	—
Derivative financial instruments	(221)	—	(221)	—	(221)	—
Contingent consideration liability	(665)	—	(665)	—	—	(665)
	(886)	(282,174)	(283,060)	—	(221)	(665)

Level 3 Financial Instruments

As of March 31, 2022 and December 31, 2021., the Group has recognized a contingent consideration liability amounting to USD 665, classified in Level 3. The amount of the Level 3 contingent consideration was calculated by the finance team of the Group, using a discounted cash flow analysis, considering the expected cash flows based on terms of the contract, the entity’s knowledge of the business and how the current conditions are likely to impact it. As described in note 1.3.e to the Annual Consolidated Financial Statements, such contingent liability is capped in USD 665 thousands, and is expected to be paid conditioned to finalizing the migration process estimated during 2022.

There were no changes in level 3 items for the periods ended March 31, 2022 and December 31, 2021. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

23. Subsequent events

During April 2022, dLocal repaid the borrowings that were received during 2021 from a financial institution in Brazilian Reais (BRZ) amounting to USD 5,000 (BRZ 27 million).

On April 19, 2022, dLocal has received borrowings from a financial institution in Brazilian Reais (BRZ) amounting to USD 15.8 million (BRZ 75 million) for working capital, with expiration date on January 16, 2023 and accruing interest at an annual fixed interest rate of 1.70%.